EXHIBIT 3(i)(1)

               ARTICLES OF AMENDMENT OF ARTICLES OF INCORPORATION
                                       OF
                                COMPUPRINT, INC.

Pursuant to Section 55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is CompuPrint, Inc.

2. The text of the amendment adopted is as follows:

         Paragraph 4 is hereby deleted in its entirety and the following new Paragraph 4 is inserted in lieu thereof:

         "The total number of shares of stock which the corporation shall have authority to issue is 101 Million (101,000,000) shares, of which 100 Million (100,000,000) shares shall be Common Stock, $0.0001 par value per share, and One Million (1,000,000) shares shall be Preferred Stock, $0.0001 par value per share (the "Preferred").

         The Preferred may be issued from time to time in one or more series. The Board of Directors of the corporation is authorized from time to time to designate by resolution, one or more series of preferred stock, and the powers, preferences and rights, and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be permitted by North Carolina law, and to fix or alter the number of shares comprising any such series and the designation thereof.

         All issued and outstanding shares of Common Stock, par value $.0001 per share ("Old Common Stock"), outstanding as of the close of business on Monday, May 9, 2005 (the "Effective Date") shall automatically and without any action on the part of the holder of the Old Common Stock be converted into 4.36212 times the number of shares of Old Common Stock, par value $.001 per share ("New Common Stock"). Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates") shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the "New Certificates") representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are converted under the terms hereof. Prior to the Effective Date, there are 3,892,287 shares of issued and outstanding shares of Old Common Stock and 6,107,713 shares of authorized but unissued shares of Old Common Stock. On the Effective Date, there will be approximately 16,978,623 issued and outstanding shares of New Common Stock and 83,021,371 shares of authorized but unissued shares of New Common Stock. The 3,892,287 shares of Old Common Stock are hereby changed into approximately 16,978,623 shares of New Common Stock at the rate of 4.36212 shares of New Common Stock for every one share of Old Common Stock"

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3. The amendment herein effect does not provide for an exchange, reclassification, or cancellation of issued shares.

4. The foregoing amendment was approved by shareholder action as required by Chapter 55 of the North Carolina General Statutes on may 6, 2005.

5. These articles will be effective upon filing.

This the 8th day of May 2005.

                                        COMPUPRINT, INC.


                                        By:  /s/ David R. Allison
                                        ----------------------------------------

                                        Name:  David Allison
                                        ----------------------------------------
                                        Title:  President
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